Exhibit 99.1

IMMEDIATE	9 June 2004

Royal & SunAlliance Bondholders approve amendments to Eurobond subordinated debt

Royal & Sun Alliance Insurance Group plc today announces that bondholders have voted at the first meeting to accept its offer to amend the terms of both tranches of its EUR500 million Eurobond subordinated debt.

As a result, the Eurobonds will be eligible to qualify as regulatory capital under the forthcoming regulatory regime being introduced by the Financial Services Authority (CP190 and CP204). The securities will continue to qualify as rating agency hybrid capital, and the ratings of the securities and the financial strength rating of Royal & SunAlliance will remain unchanged by virtue of these amendments.

Andy Haste, Chief Executive of Royal & SunAlliance commented:

“For some time now we have been indicating that we would be reviewing our debt capital structure to ensure it was optimal and qualified under the prospective regulatory environment. The acceptance of the offer from bondholders today was an important part of this review and will strengthen further our regulatory capital position. I’m pleased with the strong level of support bondholders have demonstrated.”

--ENDS--

For further information:

Analysts	Press	Press

Karen Donhue	Richard Emmott	Phil Wilson-Brown
Tel: +44 (0) 20 7569 6133	Tel: +44 (0) 20 7569 6023	Tel: +44 (0) 20 7569 4027

…more

Notes to editors:

1.	The offer was approved in respect of both the company’s Eurobonds: its 6.875 per cent. Fixed/Floating Rate Subordinated Guaranteed Bonds due 2019 (ISIN: XS0102738035) and its Euro Floating Rate Subordinated Guaranteed Bonds due 2019 (ISIN: XS0102735528).

2.	Under the terms of the proposed amendments the quorum for each series was bondholders representing more than 50% of the aggregate outstanding principal amount of such series. The vote then required at least 75% approval from voting bondholders. For the Floating Rate tranche, the offer has been accepted by 100% of voting bondholders, and for the Fixed Rate tranche, 85% have accepted. As a result the terms of all bonds will be amended.

3.	The Settlement Date for payment of the consent fee will be 14 June 2004.